Prospectus Supplement No. 1 (to Prospectuses dated January 14, 2021 and July 8, 2020)	Filed Pursuant to Rule 424(b)(3) Registration Nos. 333-251985 and 333-239395

American Depositary Shares

Representing Shares of Common Stock

This prospectus supplement updates and supplements the prospectuses dated January 14, 2021 and July 8, 2020 (the “Prospectuses”), which form a part of our Registration Statements on Form F-1 (Registration Nos. 333-251985 and 333-239395, respectively) (the “Registration Statements”). This prospectus supplement is being filed to update and supplement the information in the Prospectuses with the information contained in our Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “Commission”) on March 4, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectuses. This prospectus supplement updates and supplements the information in the Prospectuses. If there is any inconsistency between the information in either of the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ADSs are listed on the Nasdaq Global Select Markets under the symbol “AMYT.” On March 3, 2021, the last reported sale price of our ADSs was $14.45 per ADS.

Investing in our ADSs involves a high degree of risk. See “Risk Factors” in each of the Prospectuses and under similar headings in any further amendments or supplements to the Prospectuses.

None of the Commission, any state securities commission, nor any foreign securities commission has approved or disapproved of these securities or determined if either of the Prospectuses or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 4, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-39365

Amryt Pharma plc
(Translation of registrant's name into English)

Dept 920a 196 High Road, Wood Green,
London, United Kingdom, N22 8HH
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibits

The following document, which is attached as an exhibit hereto, is incorporated by reference herein.

Exhibit	Title

99.1	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amryt Pharma plc
(Registrant)

Date: March 4, 2021	/s/ Rory Nealon
Rory Nealon
Chief Financial Officer

Exhibit 99.1

Amryt Announces Record FY 2020 Results

18.5% YoY revenue growth to $182.6M1

25% YoY revenue growth in metreleptin and 10% YoY revenue growth in lomitapide1

4th consecutive quarter of positive cash flow generation

Cash of $118.8M at December 31, 2020

Positive results reported from EASE pivotal Phase 3 study in Epidermolysis Bullosa

Regulatory submissions for Oleogel-S102 (Filsuvez®) on track for Q1 2021

Issuing FY 2021 Revenue Guidance of $200M to $205M

Conference call and webcast today at 0830 EST / 1330 GMT

DUBLIN, Ireland, and Boston MA, March 4, 2021, Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, today provides a business update and announces unaudited financial results for Q4 2020 and the full year ended December 31, 2020.

Joe Wiley, CEO of Amryt Pharma, commented: “I am very pleased with today’s strong results for 2020 which demonstrate the very positive performance and growth that our commercial products are delivering, coupled with the significant progress we are achieving in our exciting development pipeline of new therapeutic drug candidates. Our business continues to perform and grow strongly. In particular, our revenue growth exceeded expectations and the fact that we turned EBITDA profitable has translated into a significant increase in our cash balances. Given the strong performance of our business in 2020, we are now issuing revenue guidance for FY 2021 of $200-$205 million which demonstrates our confidence in Amryt’s prospects.

Our EASE study investigating Oleogel-S10 in EB was the first ever Phase 3 study to demonstrate positive results in this devastating disease and we are currently progressing regulatory submissions with the relevant authorities in both the US and Europe.

Our two commercial products, metreleptin and lomitapide continue to deliver growth across a host of metrics including revenue and EBITDA growth, cash generation and market expansion. We have the management team, systems and infrastructure in place to continue to grow our existing commercial products and we will be able to leverage these capabilities to launch Oleogel-S10, if approved.

2020 was a challenging year for us all as a result of the global pandemic but our business model proved resilient and capable of overcoming the challenges the pandemic presented. On a personal note, I would like to thank all of our team, patients, clinical partners and shareholders for their support as we navigated through the past year and completed our merger integration ahead of schedule. I have been truly humbled by the team spirit demonstrated by my Amryt colleagues throughout the period and we and our business have emerged stronger from the experience.”

FY 2020 & Recent Commercial Highlights:

•	18.5% growth in FY 2020 revenues to $182.6M (2019: $154.1M1)

•	Operating loss before finance expense for the FY 2020 of $46.5M (2019: $50.5M). Excluding non-cash items and share based compensation expenses, this resulted in EBITDA[3] of $30.4M

•	Strong cash generation during 2020 with $26.9M of cash generated from operating activities, of which $5.8M was generated in Q4 2020. Excluding the legacy Aegerion fines inherited by Amryt, total cash generated from operating activities in 2020 was $42.6M.

•	Cash of $118.8M at December 31, 2020 (2019: $67.2M)

•	Amryt listed on the Nasdaq Global Select Market (“Nasdaq”) in July 2020

•	$40M raised through private placement with leading biotech investors in December 2020

•	In October, Amryt signed a distribution agreement for Lojuxta® (lomitapide) with Swixx BioPharma AG across 17 jurisdictions in CEE. This follows on from Amryt’s appointment in June 2020 of Swixx as exclusive distributor of Myalepta® (metreleptin) across the CEE territories.

•	In December, Amryt received Ministry of Health reimbursement approval for Lojuxta® in Saudi Arabia

Pipeline and Regulatory:

•	Announced positive results from EASE pivotal Phase 3 trial in epidermolysis bullosa (“EB”). The primary endpoint of the trial was achieved and demonstrated a statistically significant acceleration of target wound healing by day 45 in patients treated with Oleogel-S10 vs control gel (p-value = 0.013) representing a 44% increase in target wound closure with Oleogel-S10 vs the control gel.

•	The Recessive Dystrophic EB (“RDEB”) sub-group experienced a greater benefit when treated with Oleogel-S10 than the overall population (nominal p-value =0.008) representing a 72% increase in target wound closure with Oleogel-S10 vs the control gel. Favourable trends were evident among secondary endpoints including change in procedural pain, total body wound burden based on EBDASI score and affected body surface area percentage. Oleogel-S10 had an acceptable safety profile and was well tolerated when compared with control gel.

•	EASE trial data were presented as a late-breaking abstract at the 29th EADV (European Association of Dermatology and Venereology) Virtual Congress 2020

•	In September, the EMA Committee for Orphan Medicinal Products (“COMP”) adopted a positive opinion for orphan designation for the use of AP103 in EB. In December, the FDA also granted Orphan Drug Designation for AP103.

•	In December, Amryt received Marketing Authorisation Approval for Lojuxta® in Brazil

Q4 & FY 2020 Financial Performance:

•	18.5% YoY growth in FY 2020 revenues to $182.6M (2019: $154.1M1)

•	5.5% revenue growth in Q4 2020 to $42.5M (Q4 2019: $40.3M)

•	25% increase in metreleptin revenues to $106.9M in FY 2020 (2019: $85.4M1)

•	US accounted for 57% of global metreleptin revenues and EMEA accounted for 30% in FY 2020

•	Metreleptin revenues in Q4 were $22.2M (Q3 2020: $29.9M). Q3 2020 included a $6.9M LATAM order. As previously disclosed, ordering patterns in LATAM can be sporadic in nature.

•	10% increase in Juxtapid®/Lojuxta® (lomitapide) revenues to $74.8M in FY 2020 (2019: $68.0M 1).

•	US accounted for 50% of global lomitapide revenues and EMEA accounted for 35% in FY 2020 with EMEA delivering 38% growth YoY

2

•	Lomitapide revenues in Q4 were $20.2M (Q3 2020: $19.1M)

[1]	Unaudited combined revenues for 2019 represent the combined unaudited revenues of the Company assuming the acquisition by Amryt of Aegerion happened on 1 January 2019. It also (i) excludes revenues from sales to end-users in Japan following the out-licencing of Juxtapid to Recordati in February 2019, (ii) excludes up-front payments from Recordati in 2019, and (iii) includes a 22.5% royalty on Japanese sales of Juxtapid from 1 January 2019 as if the Recordati agreement was in place from that date.
[2]	For the purposes of this announcement, we use the name Oleogel-S10. Filsuvez® which has been selected as the brand name for the product but please note, Amryt does not, as yet, have regulatory approval for Filsuvez® to treat EB.

IFRS and non-GAAP adjusted Q4 2020 results:

US$M	Q4 2019 (unaudited) as restated[6]	Q4 2020 (unaudited)	Q4 2020 Non-cash adjustments[4]	Q4 2020 Non-GAAP Adjusted	FY 2020 (unaudited)	FY 2020 Non-cash adjustments[5]	FY 2020 Non-GAAP Adjusted
Revenue	40.3	42.5	-	42.5	182.6	-	182.6
Gross profit	8.4	12.6	17.3	29.9	63.6	70.6	134.2
R&D	(8.2)	(5.1)	-	(5.1)	(27.6)	-	(27.6)
SG&A	(24.2)	(19.8)	0.4	(19.4)	(76.7)	1.5	(75.2)
Acquisition & severance related costs	(1.7)	-	-	-	(1.0)	-	(1.0)
Share based compensation expenses	(0.5)	(1.6)	1.6	-	(4.7)	4.7	-
Operating (loss) / profit before finance expense	(26.2)	(13.9)	19.3	5.4[3]	(46.4)	76.8	30.4[3]

The Q4 2020 operating loss of $13.9M includes the impact of non-cash items including amortisation, depreciation and the impact of share-based compensation expenses. Adjusting for these non-cash items, the Company delivered $5.4M of EBITDA3 for Q4 2020 and $30.4M in FY 2020.

[3]	EBITDA is earnings before interest, tax, depreciation, amortisation and share based compensation expenses. To supplement Amryt's financial results presented in accordance with IFRS generally accepted accounting principles, the Company uses EBITDA as a key measure of company performance as the Company believes that this measure is most reflective of the operational profitability or loss of the Company and provides management and investors with useful supplementary information which can enhance their ability to evaluate the operating performance of the business. EBITDA, as measured by the Company, is not meant to be considered in isolation or as a substitute to operating profit / loss attributable to Amryt and should be read in conjunction with the Company's condensed consolidated financial statements prepared in accordance with IFRS.
[4]	Non-cash items include amortisation of the acquired metreleptin and lomitapide intangible assets ($10.7M), amortisation of the inventory fair value step-up that was acquired at the acquisition date ($6.6M), depreciation and amortisation ($0.4M) and share based compensation expenses ($1.6M).

[5]	Non-cash items include amortisation of the acquired metreleptin and lomitapide intangible assets ($43.0M), amortisation of the inventory fair value step-up that was acquired at the acquisition date ($27.6M), depreciation and amortisation ($1.5M) and share based compensation expenses ($4.7M).

[6]	See Note 15 in financial statements below.

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Financial Position:

Cash generated from operating activities in 2020 was $26.9M, of which $5.8M was generated in Q4 2020 (Q3 2020: $11.4M). During the quarter, the Company paid $4.6M in net finance payments, $3.9M in residual payments related to legacy fines levied on Aegerion and $2.1M in capital expenditure. The legacy fines were fully discharged in Q1 2021. At December 31, 2020, the Company had cash of $118.8M (unaudited) as compared to $67.2M at December 31, 2019.

Post-Year End Events:

•	Issuing full year 2021 revenue guidance of $200M - $205M, representing a 9-12% increase on 2020

•	In January 2021, Amryt received reimbursement approval from NICE for Myalepta®(metreleptin) in England and Wales

•	In February 2021, Amryt and Medison Pharma signed multi-regional distribution agreements in Israel and Canada

Conference Call & Webcast:

Amryt will host a call and webcast for analysts and investors on March 4 at 0830 EST/1330 GMT.

Webcast Player URL: https://edge.media-server.com/mmc/p/ntt3nmv3

Telephone Dial in details:

United States	+1 646 787 1226
United Kingdom	+44 (0) 203 009 5709
Ireland	+353 (1) 506 0626

Confirmation Code	7749400

A playback facility will be available from March 4, 2021 at 1830 GMT - March 11, 2021 at 1830 GMT. Access details for the playback facility are as follows: Confirmation Code: 7749400 | US: + 1 917 677 7532 | UK: +44 (0) 3333 00 9785 | Ireland : +353 (1) 553 8777.

About Amryt

Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises two orphan disease products – metreleptin (Myalept®/ Myalepta®) and lomitapide (Juxtapid®/ Lojuxta®).

Myalept® / Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. For additional information, please follow this link.

Juxtapid®/ Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Columbia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

4

Amryt's lead development candidate, Filsuvez® (Oleogel-S10) is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment. Filsuvez® has been selected as the brand name for Oleogel-S10. The product does not currently have regulatory approval to treat EB.

Amryt’s pre-clinical gene therapy platform, AP103, offers a potential treatment for patients with Dystrophic EB, and is also potentially relevant to other genetic disorders.

For more information on Amryt, including products, please visit www.amrytpharma.com.

This announcement contains inside information for the purposes of article 7 of the Market Abuse Regulation (EU) 596/2014. The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

Financial Advisors

Shore Capital (Edward Mansfield, Daniel Bush, John More) are NOMAD and Joint Broker to Amryt in the UK. Stifel (Ben Maddison) are Joint Broker to the company in the UK. Davy (John Frain, Daragh O’Reilly) act as Joint Broker to the company.

Forward-Looking Statements

This press release may contain forward-looking statements containing the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts

Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com

Edward Mansfield, Shore Capital, NOMAD, +44 (0) 207 468 7906, edward.mansfield@shorecap.co.uk

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amber Fennell, Consilium Strategic Communications, +44 (0) 203 709 5700, fennell@consilium-comms.com

5

Amryt Pharma plc
Condensed Consolidated Statement of Comprehensive Loss

		Three Months Ended December 31,		Year Ended December 31,
	Note	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2019 (unaudited) restated*
		US$’000	US$’000	US$’000	US$’000
Revenue	3	42,522	40,296	182,607	58,124
Cost of sales		(29,881)	(31,902)	(119,029)	(38,733)
Gross profit		12,641	8,394	63,578	19,391
Research and development expenses		(5,137)	(8,195)	(27,618)	(15,827)
Selling, general and administrative expenses		(19,790)	(19,552)	(76,673)	(35,498)
Restructuring and acquisition costs	5	(12)	(1,676)	(1,017)	(13,038)
Share based payment expenses	4	(1,593)	(522)	(4,729)	(841)
Impairment charge		—	(4,670)	—	(4,670)
Operating loss before finance expense		(13,891)	(26,221)	(46,459)	(50,483)
Non-cash change in fair value of contingent consideration	5	(19,677)	(1,441)	(27,827)	(6,740)
Non-cash contingent value rights finance expense	5	(7,506)	(1,511)	(12,004)	(1,511)
Net finance expense - other		(4,077)	(1,136)	(19,569)	(4,759)
Loss on ordinary activities before taxation		(45,151)	(30,309)	(105,859)	(63,493)
Tax (credit)/charge on loss on ordinary activities		(1,839)	588	1,332	495
Loss for the year attributable to the equity holders of the Company		(46,990)	(29,721)	(104,527)	(62,998)
Exchange translation differences which may be reclassified through profit or loss		686	696	(2,164)	755
Total other comprehensive (loss)/income		686	696	(2,164)	755
Total comprehensive loss for the year attributable to the equity holders of the Company		(46,304)	(29,025)	(106,691)	(62,243)

Loss per share
Loss per share - basic and diluted, attributable to ordinary equity holders of the parent (US$)	6	(0.28)	(0.19)	(0.66)	(0.83)

* see Note 15

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Amryt Pharma plc
Condensed Consolidated Statement of Financial Position

		As at December 31,
	Note	2020 (unaudited)	2019 (unaudited) restated*
		US$’000	US$’000
Assets
Non-current assets
Goodwill	7	19,131	19,131
Intangible assets	7	305,369	342,327
Property, plant and equipment		7,574	3,036
Other non-current assets		1,542	1,873
Total non-current assets		333,616	366,367
Current assets
Trade and other receivables	8	43,185	35,500
Inventories		40,992	58,000
Cash and cash equivalents, including restricted cash	9	118,798	67,229
Total current assets		202,975	160,729
Total assets		536,591	527,096

Equity and liabilities
Equity attributable to owners of the parent
Share capital	10	13,851	11,918
Share premium	10	51,408	2,422
Other reserves	10	236,488	248,630
Accumulated deficit		(235,605)	(131,137)
Total equity		66,142	131,833
Non-current liabilities
Contingent consideration and contingent value rights	5	148,323	102,461
Deferred tax liability		6,612	7,147
Long term loan	11	87,302	81,610
Convertible notes	12	101,086	96,856
Provisions and other liabilities	13	25,951	4,963
Total non-current liabilities		369,274	293,037
Current liabilities
Trade and other payables		90,236	78,351
Provisions and other liabilities	13	10,939	23,875
Total current liabilities		101,175	102,226
Total liabilities		470,449	395,263
Total equity and liabilities		536,591	527,096

* see Note 15

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Amryt Pharma plc
Condensed Consolidated Statement of Cash Flows

		Year ended December 31,
	Note	2020 (unaudited)	2019 (unaudited) restated*
		US$’000	US$’000
Cash flows from operating activities
Loss on ordinary activities after taxation		(104,527)	(62,998)
Net finance expense - other		19,569	4,759
Depreciation and amortization		44,465	12,281
Amortization of inventory fair value step-up		27,617	7,473
Loss on disposal of fixed assets		133	43
Share based payment expenses	4	4,729	841
Non-cash change in fair value of contingent consideration	5	27,827	6,740
Non-cash contingent value rights finance expense	5	12,004	1,511
Impairment of intangible asset		—	4,670
Deferred taxation credit		(535)	(934)
Movements in working capital and other adjustments:
Change in trade and other receivables	8	(7,685)	(4,732)
Change in trade and other payables		8,909	(6,337)
Change in provision and other liabilities	13	4,663	4,928
Change in inventories		(10,609)	(5,894)
Change in non-current assets		331	177
Net cash flow from (used in) operating activities		26,891	(37,472)

Cash flow from investing activities
Net cash received on acquisition of subsidiary		—	24,985
Payments for property, plant and equipment		(1,503)	(578)
Payments for intangible assets		(963)	(74)
Deposit interest received		87	92
Net cash flow (used in) from investing activities		(2,379)	24,425

Cash flow from financing activities
Proceeds from issue of equity instruments, net of expenses	10	37,927	63,009
Proceeds from long term debt borrowings, net of debt issue costs		—	31,176
Repayment of long term debt		—	(21,990)
Interest paid		(10,780)	(6,253)
Payment of leases		(1,119)	—
Net cash flow from financing activities		26,028	65,942

Exchange and other movements		1,029	3,108

Net change in cash and cash equivalents		51,569	56,003
Cash and cash equivalents at beginning of the year		67,229	11,226
Restricted cash at end of the year	9	223	2,032
Cash at bank available on demand at end of the year	9	118,575	65,197
Total cash and cash equivalents at end of the year	9	118,798	67,229

* see Note 15

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Amryt Pharma plc
Condensed Consolidated Statement of Changes in Equity

For the year ended December 31, 2020

(unaudited)

	Note	Share capital	Share premium	Warrant reserve	Treasury shares	Share based payment reserve	Merger reserve	Reverse acquisition reserve	Equity component of convertible notes	Other distributable reserves	Currency translation reserve	Accumulated deficit	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2019		25,198	68,233	—	—	6,473	42,627	(73,914)	—	—	(51)	(72,263)	(3,697)
Loss for the year, as restated*		—	—	—	—	—	—	—	—	—	—	(62,998)	(62,998)
Foreign exchange translation reserve, as restated*		—	—	—	—	—	—	—	—	—	755	—	755
Total comprehensive loss, as restated*		—	—	—	—	—	—	—	—	—	755	(62,998)	(62,243)
Transactions with owners
Share consolidation	10	(21,262)	21,262	—	—	—	—	—	—	—	—	—	—
Issue of shares in equity fund raise	10	533	7,467	—	—	—	—	—	—	—	—	—	8,000
Issue costs associated with equity fund raise	10	—	(1,886)	—	—	—	—	—	—	—	—	—	(1,886)
Acquisition of subsidiary without a change of control	10	(495)	(3,726)	—	—	—	—	—	—	(2,969)	7,190	—	—
Issue of shares and warrants in consideration of Aegerion Acquisition	10	5,759	132,392	14,464	—	—	—	—	—	—	—	—	152,615
Issue of shares and warrants in equity fund raise	10	2,059	47,338	10,603	—	—	—	—	—	—	—	—	60,000
Issue costs associated with equity fund raise	10	—	(2,575)	(530)	—	—	—	—	—	—	—	—	(3,105)
Issue of convertible notes	12	—	—	—	—	—	—	—	29,210	—	—	—	29,210
Issue of contingent value rights	5	—	—	—	—	—	—	—	—	(47,902)	—	—	(47,902)
Transfer to distributable reserves	10	—	(268,505)	—	—	—	—	—	—	268,505	—	—	—
Treasury shares acquired in consideration for additional warrants	10	—	—	7,534	(7,534)	—	—	—	—	—	—	—	—
Issue of shares in exchange for warrants	10	126	2,422	(2,548)	—	—	—	—	—	—	—	—	—
Share based payment expense	4	—	—	—	—	841	—	—	—	—	—	—	841
Share based payment expense – Lapsed		—	—	—	—	(4,124)	—	—	—	—	—	4,124	—
Total transactions with owners		(13,280)	(65,811)	29,523	(7,534)	(3,283)	—	—	29,210	217,634	7,190	4,124	197,773
Balance at December 31, 2019 as restated*		11,918	2,422	29,523	(7,534)	3,190	42,627	(73,914)	29,210	217,634	7,894	(131,137)	131,833
Balance at January 1, 2020		11,918	2,422	29,523	(7,534)	3,190	42,627	(73,914)	29,210	217,634	7,894	(131,137)	131,833
Loss for the year		—	—	—	—	—	—	—	—	—	—	(104,527)	(104,527)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	(2,164)	—	(2,164)
Total comprehensive loss		—	—	—	—	—	—	—	—	—	(2,164)	(104,527)	(106,691)
Transactions with owners
Issue of shares in exchange for warrants	10	630	14,131	(14,761)	—	—	—	—	—	—	—	—	—
Issue of shares in equity fund raise	10	1,303	38,697	—	—	—	—	—	—	—	—	—	40,000
Issue costs associated with equity fund raise	10	—	(3,848)	—	—	—	—	—	—	—	—	—	(3,848)
Issue of treasury shares for share options exercised	10	—	6	—	113	—	—	—	—	—	—	—	119
Share based payment expense	4	—	—	—	—	4,729	—	—	—	—	—	—	4,729
Share based payment expense – Lapsed		—	—	—	—	(59)	—	—	—	—	—	59	—
Total transactions with owners		1,933	48,986	(14,761)	113	4,670	—	—	—	—	—	59	41,000
Balance at December 31, 2020		13,851	51,408	14,762	(7,421)	7,860	42,627	(73,914)	29,210	217,634	5,730	(235,605)	66,142

* see Note 15

9

1. General information

Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

As used herein, references to ‘‘we,’’ ‘‘us,’’ ‘‘Amryt’’ or the ‘‘Group’’ in these condensed consolidated interim financial statements shall mean Amryt Pharma plc and its global subsidiaries, collectively. References to the ‘‘Company’’ in these condensed consolidated interim financial statements shall mean Amryt Pharma plc.

Amryt Pharma plc is a company incorporated in England and Wales. The Company is listed on Nasdaq (ticker: AMYT) and the AIM market of the London Stock Exchange (ticker: AMYT).

Aegerion Pharmaceuticals, Inc. (“Aegerion”), a former subsidiary of Novelion Therapeutics Inc., is a rare and orphan disease company with a diversified offering of multiple commercial and development stage assets. The acquisition of Aegerion by Amryt in September 2019 has given Amryt an expanded commercial footprint to market two U.S. and EU approved products, lomitapide (Juxtapid (U.S.) / Lojuxta (EU)) and metreleptin (Myalept (U.S.) / Myalepta (EU)).

Amryt's lead development asset, Filsuvez®/Oleogel-S10, is a potential treatment for Epidermolysis Bullosa ("EB"), a rare and distressing genetic skin disorder for which there is currently no treatment. Oleogel-S10 is currently an investigational product and has not received regulatory approval by the FDA or EMA. Filsuvez® has been selected as the brand name for the product. On September 20, 2019, Amryt registered Filsuvez® as the trademark name for Oleogel-S10 in the European Union. On February 18, 2020, Amryt also registered this trademark name in the United States and is in the process of registering the Oleogel-S10 trademark in other key jurisdictions.

On July 8, 2020, Amryt listed on the NASDAQ Global Select Market under the symbol AMYT. The Company has not issued any new securities in connection with this filing. The Ordinary Shares will continue to trade on the AIM market of the London Stock Exchange.

On August 11, 2020 Amryt announced that the Company gave Euronext Dublin (“Euronext”) notice of its intention to cancel the admission of the Company’s Ordinary Shares (‘Ordinary Shares”) to trading on the Euronext Growth Market ("Cancellation"). The last day of trading in Ordinary Shares on the Euronext Growth Market was September 8, 2020. The Cancellation applies only to the Euronext Growth Market and will have no effect on the Company’s American Depositary Shares (“ADSs”) which trade on the NASDAQ Global Select Market under the symbol AMYT or on Amryt’s Ordinary Shares trading on the AIM market of the London Stock Exchange.

2. Accounting policies

Basis of preparation

The condensed consolidated interim financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2019. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the Group’s financial position and performance since the last annual financial statements. The accounting policies used in the preparation of the interim financial information are the same as those used in the Group’s audited financial statements for the year ended December 31, 2019 and those which are expected to be used in the financial statements for the year ended December 31, 2020.

Basis of going concern

Having considered the Group’s current financial position and cash flow projections, the Board of Directors believes that the Group will be able to continue in operational existence for at least the next 12 months from the date of approval of these condensed consolidated interim financial statements and that it is appropriate to continue to prepare the condensed consolidated interim financial statements on a going concern basis.

10

As part of their inquiries, the Board of Directors reviewed budgets, projected cash flows, and other relevant information for a period not less than 12 months from the date of approval of the condensed consolidated interim financial statements for the year ended December 31, 2020.

A key consideration for the Directors in assessing the going concern assumption is the continuing impact of the acquisition of Aegerion, which was completed in September 2019. This acquisition represents a significant step forward for Amryt and has created value for Amryt with immediate effect post-deal close through enhanced scale of the combined Group. The integration of Aegerion into the Amryt Group has been successful as demonstrated by growth in revenues and cost reductions. This success demonstrates the potential to continue to drive revenues and deliver operational synergies through a combination of medical, commercial, clinical, development and regulatory infrastructure. Additionally, Amryt completed a private placement of 3,200,000 American Depositary Shares (“ADSs”) yielding gross proceeds of US$40,000,000. In the prior year Amryt also completed a US$60,000,000 fundraising as part of the acquisition of Aegerion.

Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Group for the year ended December 31, 2020. Subsidiaries are entities controlled by the Company. Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present: power over an investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Intergroup balances and any unrealized gains or losses, income or expenses arising from intergroup transactions are eliminated in preparing the condensed consolidated interim financial statements.

Presentation of balances

The condensed consolidated interim financial statements are presented in U.S. dollars (‘‘US$’’), rounded to the nearest thousand, which is the functional currency of the Company and presentation currency of the Group.

The following table discloses the major exchange rates of those currencies other than the functional currency of US$ that are utilized by the Group:

Foreign currency units to 1 US$	€	£	CHF	SEK	NOK	DKK
Average three-month period to December 31, 2020 (unaudited)	0.8391	0.7578	0.9043	8.6208	9.0381	6.2461
Average 12-month period to December 31, 2020 (unaudited)	0.8777	0.7799	0.9391	9.2135	9.4206	6.5432
At December 31, 2020	0.8141	0.7365	0.8829	8.1885	8.5671	6.0570

Foreign currency units to 1 US$	€	£	CHF	SEK	NOK	DKK
Average three-month period to December 31, 2019 (unaudited)	0.9034	0.7773	0.9903	9.6157	9.1073	6.7494
Average 12-month period to December 31, 2019 (audited)	0.8932	0.7836	0.9938	9.4533	8.7976	6.6690
At December 31, 2019 (audited)	0.8929	0.7624	0.971	9.3282	8.8046	6.6698

(€ = Euro; £ = Pounds Sterling, CHF = Swiss Franc, SEK = Swedish Kroner, NOK = Norwegian Kroner, DKK = Danish Kroner)

11

Changes in accounting policies and disclosures

In the current year, the Group has applied the amendments to IFRS related to IFRS 3 and the definition of a business. These amendments and interpretations do not have significant impact on the disclosures or the amounts reported in these condensed consolidated interim financial statements.

Critical accounting judgements and key sources of estimation uncertainty

In preparing these condensed consolidated interim financial statements in conformity with IFRS management is required to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the condensed consolidated interim financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant estimates, assumptions or judgements, applied in the condensed consolidated interim financial statements were the same as those applied in the Group’s audited financial statements for the year ended December 31, 2019 other than for those applied in finalizing the acquisition accounting for the Aegerion acquisition (see Note 5, Business combinations and asset acquisitions).

Principal accounting policies

The condensed consolidated interim financial statements have been prepared in accordance with the accounting policies adopted in the Group’s audited financial statements for the year ended December 31, 2019.

3. Segment information

The Group is a global, commercial-stage biopharmaceutical company dedicated to commercializing and developing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases.

The Group currently operates as one business segment, pharmaceuticals, and is focused on the development and commercialization of two commercial products and two development products. The Group derives its revenues primarily from one source, being the pharmaceutical sector with high unmet medical need.

The Group’s Chief Executive Officer, Joseph Wiley, is currently the Company’s chief operating decision maker (‘‘CODM’’). The Group does not operate any separate lines of business or separate business entities with respect to its products. Accordingly, the Group does not accumulate discrete financial information with respect to separate service lines and does not have separate reportable segments.

The following table summarizes total revenues from external customers by product and by geographic region, based on the location of the customer. Revenues represent the revenue from the Group for the full year (the prior year revenues include revenue from Aegerion, with acquired products and additional regions, from September 24, 2019 onward).

	Three months ended December 31, 2020 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	15,111	6,261	796	22,168
Lomitapide	9,270	7,461	3,433	20,164
Other	—	190	—	190
Total revenue	24,381	13,912	4,229	42,522

12

	Three months ended December 31, 2019 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	13,908	7,354	2,061	23,323
Lomitapide	9,297	4,949	2,416	16,662
Other	—	206	105	311
Total revenue	23,205	12,509	4,582	40,296

	Year ended December 31, 2020 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	60,568	32,494	13,810	106,872
Lomitapide	37,317	26,144	11,289	74,750
Other	—	763	222	985
Total revenue	97,885	59,401	25,321	182,607

	Year ended December 31, 2019 (audited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	14,944	8,048	2,096	25,088
Lomitapide	10,616	18,985	2,659	32,260
Other	—	671	105	776
Total revenue	25,560	27,704	4,860	58,124

Major Customers

For the three months and year ended December 31, 2020, one customer accounted for 57% and 54%, respectively, of the Group’s net revenues (2019: 58% and 44%, respectively) and accounted for 42% of the Group’s December 31, 2020 accounts receivable balance (2019: 44%).

4. Share based payments

On July 10, 2019, the shareholders of the Company approved a resolution to give authority to the Company to undertake a consolidation of the existing ordinary shares in the capital of the Company under which every six existing ordinary shares were consolidated into one ordinary share.

Under the terms of the Company’s Employee Share Option Plan, options to purchase 18,753,648 shares were outstanding at December 31, 2020. Under the terms of this plan, options are granted to officers, consultants and employees of the Group at the discretion of the Remuneration Committee. A total of 4,432,000 share options were granted to non-executive directors and employees in the year ended December 31, 2020. For the year ended December 31, 2019, a total of 11,330,641 share options were granted to directors and employees.

The terms and conditions of the grants are as follows, whereby all options are settled by physical delivery of shares:

Vesting conditions

The employee share options vest following a period of service by the officer or employee. The required period of service is determined by the Remuneration Committee at the date of grant of the options (usually the date of approval by the Remuneration Committee) and it is generally over a three-year period. There are no market conditions associated with the share option vesting periods.

Contractual life

The term of an option is determined by the Remuneration Committee provided that the term may not exceed a period of seven to ten years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with the Group except where a longer period is approved by the Board of Directors. Under certain circumstances involving a change in control of the Group, each option will automatically accelerate and become exercisable in full as of a date specified by the Board of Directors.

13

Outstanding warrants at December 31, 2020 consisted of 8,966,520 zero cost warrants (December 31, 2019: 17,196,273) with no expiration date that were issued to Aegerion creditors in connection with the acquisition of Aegerion. The remaining warrants consisting of 345,542 warrants (December 31, 2019: 345,542) were issued in connection with the admission to the AIM in 2016.

The number and weighted average exercise price (in Sterling pence) of share options and warrants per ordinary share is as follows:

	Share Options			Warrants
	Units	Weighted average exercise price (Sterling pence)		Units	Weighted average exercise price (Sterling pence)
Balance at 1 January 2019 (pre share consolidation)	19,505,131	19.20	p	22,909,951	24.00	p
Balance at 1 January 2019 (restated for 6:1 share consolidation)	3,250,855	115.20	p	3,818,325	144.00	p
Granted	11,330,641	117.01	p	18,841,378	—
Lapsed	(99,776)	197.66	p	(3,472,783)	144.00	p
Exercised	—	—		(1,645,105)	—
Outstanding at 31 December 2019 (audited)	14,481,720	116.00	p	17,541,815	0.03	p
Exercisable at 31 December 2019 (audited)	2,468,310	109.08	p	17,541,815	0.03	p

Balance at 1 January 2020	14,481,720	116.00	p	17,541,815	0.03	p
Granted	4,432,000	144.76	p	—	—
Lapsed	(87,119)	113.42	p	—	—
Exercised	(72,953)	120.72	p	(8,229,753)	—
Outstanding at 31 December 2020 (unaudited)	18,753,648	122.79	p	9,312,062	0.05	p
Exercisable at 31 December 2020 (unaudited)	5,866,152	114.24	p	9,312,062	0.05	p

Fair value is estimated at the date of grant using the Black-Scholes pricing model, taking into account the terms and conditions attached to the grant. The following are the inputs to the model for the equity instruments granted during the year:

	December 31, 2020 Options Inputs	December 31, 2020 Warrant Inputs	December 31, 2019 Options Inputs	December 31, 2019 Warrant Inputs
Days to Expiration	2,555	—	2,555	—
Volatility	33% - 37%	—	27% - 48%	—
Risk free interest rate	0.39% - 0.46%	—	0.38% - 0.83%	—
Share price at grant	123.5p – 178.9p	—	75.84p – 121.5p	—

In the year ended December 31, 2020, a total of 4,432,000 share options exercisable at a weighted average price of £1.4476 were granted. The fair value of share options granted in the year ended December 31, 2020 was £6,416,000/US$8,230,000. In 2019, a total of 11,330,641 share options exercisable at a weighted average price of £1.17 were granted. The fair value of share options granted in 2019 were £13,258,000/US$16,919,000.

The share options outstanding as at December, 2020 have a weighted remaining contractual life of 5.45 years with exercise prices ranging from £0.76 to £1.79. The share options outstanding as at December 31, 2019 had a weighted remaining contractual life of 6.19 years with exercise prices ranging from £0.76 to £1.50.

The 2016 warrants outstanding as at December 31, 2020 have a weighted remaining contractual life of 0.3 years with an exercise price of £1.44. The warrants outstanding as at December 31, 2019 had a weighted remaining contractual life of 1.3 years with an exercise price of £1.44.

Restricted Share Units

Under the terms of the Company’s Employee Share Option Plan, restricted share units (“RSUs”) to purchase 1,556,960 shares were outstanding at December 31, 2020. Under the terms of this plan, RSUs are granted to officers, consultants and employees of the Group at the discretion of the Remuneration Committee. For the year ended December 31, 2020, a total of 1,556,960 RSUs were granted to employees of the company. For the year ended December 31, 2019, no RSUs were granted to employees. The fair value of the RSUs is based on the share price at the date of grant, with the expense spread over the vesting period. The fair value of RSUs granted in the year ended December 31, 2020 was US$2,609,000 and have a weighted remaining contractual life of 2.59 years. The following table summarises the RSU activity for the year:

14

	RSUs
	Unit	Weighted average fair value (US$)
Balance at January 1, 2020	—	—
Granted	1,556,960	$11.68
Lapsed	(7,050)	$11.61
Exercised	—	—
Outstanding at December 31, 2020	1,549,910	$11.68

The value of share options and RSU’s charged to the Condensed Consolidated Statement of Comprehensive Loss during the quarter and the year is as follows:

	Three months ended December 31,		Year ended December 31,
	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2019 (audited)
	US$’000	US$’000	US$’000	US$’000
Share option expense	1,224	522	4,134	841
RSU expense	369	—	595	—
Total share option expense	1,593	522	4,729	841

5. Business combinations and asset acquisitions

Acquisition of Aegerion Pharmaceuticals

On May 20, 2019, Amryt entered into a Restructuring Support Agreement (as subsequently amended on June 12, 2019) and Plan Funding Agreement pursuant to which, among other matters, Amryt agreed to the acquisition of Aegerion Pharmaceuticals, Inc. (‘‘Aegerion’’), a former wholly-owned subsidiary of Novelion Therapeutics Inc. (‘‘Novelion’’). On May 20, 2019, Aegerion and its U.S. subsidiary, Aegerion Pharmaceuticals Holdings, Inc., filed voluntary petitions under Chapter 11 of Title 11 of the U.S. Code in the Bankruptcy Court. On September 24, 2019, Amryt completed the acquisition of Aegerion. Amryt acquired Aegerion upon its emergence from bankruptcy in an exchange for ordinary shares and zero cost warrants in Amryt. Amryt issued 85,092,423 effective shares at US$1.793 per share, which is made up of 77,027,423 ordinary shares and 8,065,000 zero cost warrants, to acquire Aegerion for a value of US$152,615,000.

The Company believes that the acquisition of Aegerion will enable the Group to advance the Group’s ambition to create a global leader in rare and orphan diseases with a diversified offering of multiple development-stage and commercial assets and provides it with scale to support further growth.

As part of the acquisition of Aegerion, it was agreed, for certain Aegerion creditors who wished to restrict their percentage share interest in Amryt’s issued share capital, to issue to the relevant Aegerion creditor, as an alternative to Amryt’s ordinary shares, an equivalent number of new zero cost warrants to subscribe for Amryt’s ordinary shares to be constituted on the terms of the zero cost warrant.

Relevant Aegerion creditors are entitled at any time to exercise the zero cost warrants, at which point in time, the Company would issue to that Aegerion creditor the relevant number of fully paid ordinary shares in return for the exercise of the zero cost warrants. Each zero cost warrant entitles the holder thereof to subscribe for one ordinary share. The zero cost warrants constitute the Company’s direct and unsecured obligations and rank pari passu and without any preference among themselves (save for any obligations to be preferred by law) at least equally with the Company’s other present and future unsecured and unsubordinated obligations. The zero cost warrants are not transferable except with the Company’s prior written consent.

On November 14, 2019, the Company repurchased a combined 4,864,656 ordinary shares from Highbridge Tactical Master Fund L.P., Highbridge SCF Special Situations SPV, L.P. and Nineteen77 Global Multi Strategy Alpha Master Limited. In exchange for the ordinary shares, these institutions were issued an equivalent number of zero cost warrants.

During the three months and year ended December 31, 2020, the Group incurred acquisition and restructuring related costs of US$12,000 and US$1,017,000, respectively (2019: US$1,676,000 and US$13,038,000, respectively) relating to external legal fees, advisory fees, due diligence costs and severance costs. These costs have been included in operating costs in the Condensed Consolidated Statement of Comprehensive loss.

15

IFRS 3 Business combinations requires the assignment of fair values to identifiable assets and liabilities acquired to be completed within 12 months of the acquisition date. The initial assignment of fair values was performed on a provisional basis and included in the consolidated financial statement for the year ended December 31, 2019 and subsequent consolidated interim financial statements due to the relative size of the acquisition and the timing of the transaction. The Group finalized the fair values of the assets and liabilities of Aegerion in 2020. The adjustments made in finalizing fair values primarily relate to the measurement of intangible assets separately from goodwill, valuation of inventory and associated deferred tax liabilities. The acquired goodwill is attributable principally to the profit generating potential of the businesses, the assembled workforce and benefits arising from embedded infrastructure that are expected to be achieved from integrating the acquired businesses into the Group’s existing business. No amount of goodwill is expected to be deductible for tax purposes.

	As at September 24, 2019 (unaudited)
	As previously reported in December 31, 2019 financial statements	Adjustments*	Fair value, as restated
	US$’000	US$’000	US$’000
Assets
Non-current assets
Property, plant and equipment	276	—	276
Right of use assets	924	—	924
Intangible Assets	308,374	(9,000)	299,374
Other assets	2,334	(433)	1,901
Total non-current assets	311,908	(9,433)	302,475

Current assets
Cash and cash equivalents	24,985	—	24,985
Trade and other receivables	23,259	—	23,259
Inventory	45,959	11,482	57,441
Prepaid expenses and other assets	2,469	(881)	1,588
Total current assets	96,672	10,601	107,273
Total assets	408,580	1,168	409,748

Current liabilities
Accounts payable	5,137	(1,186)	3,951
Accrued liabilities	64,088	2,922	67,010
Lease liabilities – current	384	—	384
Provision for legal settlements – current	14,916	257	15,173
Total current liabilities	84,525	1,993	86,518

Non-current liabilities
Lease liabilities - long term	538	—	538
Long term debt	54,469	—	54,469
Convertible notes debt and equity components - long term	125,000	—	125,000
Provision for legal settlements - long term	7,821	—	7,821
Deferred tax liability	14,425	(12,507)	1,918
Total non-current liabilities	202,253	(12,507)	189,746
Total liabilities	286,778	(10,514)	276,264

Total identifiable net assets at fair value	121,802	11,682	133,484
Goodwill arising on acquisition	30,813	(11,682)	19,131
Consideration	152,615	—	152,615

Consideration
Issue of fully paid up ordinary shares and zero cost warrants	152,615	—	152,615
Total consideration	152,615	—	152,615

*Adjustments relate to finalization of fair values following completion of the fair value assignment to identifiable assets and liabilities acquired. See Note 15, Restatement of prior year comparatives, for more details on the adjustments.

16

Contingent Value Rights

Related to the transaction, Amryt issued Contingent Value Rights (‘‘CVRs’’) pursuant to which up to US$85,000,000 may become payable to Amryt’s shareholders and optionholders, who were on the register prior to the completion of the acquisition on September 20, 2019, if certain approval and revenue milestones are met in relation Oleogel-S10, Amryt’s lead product candidate. If any such milestone is achieved, Amryt may elect to pay the holders of CVRs by the issue of Amryt shares or loan notes. If Amryt elects to issue Loan Notes to holders of CVRs, it will settle such loan notes in cash 120 days after their issue. If none of the milestones are achieved, scheme shareholders and optionholders will not receive any additional consideration under the terms of the CVRs. In these circumstances, the value of each CVR would be zero.

The terms of the CVRs are as follows:

•	The total CVR payable is up to US$85,000,000
•	This is divided into three milestones which are related to the success of Oleogel-S10 (the Group’s lead development asset)
•	FDA approval
o	US$35,000,000 upon FDA approval
o	100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022

•	EMA approval
o	US$15,000,000 upon EMA approval
o	100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022

•	Revenue targets
o	US$35,000,000 upon Oleogel-S10 revenues exceeding US$75,000,000 in any 12-month period prior to June 30, 2024

•	Payment can at the Board’s discretion be in the form of either:
o	120-day loan notes (effectively cash), or
o	Shares valued using the 30 day / 45-day VWAP.

The CVRs were contingent on the successful completion of the acquisition and, accordingly, have been based on fair value as at September 24, 2019. The CVRs have been classified as a financial liability in the Condensed Consolidated Statement of Financial Position. Given that CVRs were issued to legacy Amryt shareholders in their capacity as owners of the identified acquirer as opposed to the seller in the transaction, management concluded that the most appropriate classification would be to recognize the CVR as a distribution on consolidation instead of goodwill.

Measurement of CVRs

As at December 31, 2020, the carrying value of the CVRs was US$61,417,000 (2019: US$49,413,000). The value of the potential payout was calculated using the probability-weighted expected returns method. Using this method, the potential payment amounts were multiplied by the probability of achievement and discounted to present value. The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. The market-based probability chance of success is based on market benchmarks for orphan drugs, was increased to 89% in 2020 (2019: 72%) following the positive results from our phase 3 EASE trial of Oleogel-S10 earlier in the year. Discount rates of 10% and 16.5%, as applicable, were used in the calculation of the present value of the estimated contractual cash flows for the year ended December 31, 2020 (2019: 10% and 16.5%). Management was required to make certain estimates and assumptions in relation to revenue forecasts, timing of revenues and probability of achievement of commercialization of Oleogel-S10. However, management notes that, due to issues outside their control (i.e. regulatory requirements and the commercial success of the product), the timing of when such revenue targets may occur may change. Such changes may have a material impact on the assessment of the expected cash flows of the CVRs.

Amryt reviews the expected cash flows on a regular basis as the discount on initial recognition is being unwound as financing expenses in the Condensed Consolidated Statement of Comprehensive Loss over the life of the obligation. It is reviewed on a quarterly basis and the appropriate finance charge is booked in the Condensed Consolidated Statement of Comprehensive Loss on a quarterly basis. The Group received positive top-line data from the phase 3 EASE trial of Oleogel-S10 in September 2020. The Group expects this to be followed by applications for approval from the FDA and the EMA.

17

The total non-cash finance charge recognized in the Condensed Consolidated Statement of Comprehensive Loss for the three months and year ended December 31, 2020 is US$7,506,000 and US$12,004,000, respectively (2019: US$1,511,000 and US$1,511,000, respectively).

Acquisition of Amryt GmbH (previously ‘‘Birken’’)

Amryt DAC signed a conditional share purchase agreement to acquire Amryt GmbH on October 16, 2015 (‘‘Amryt GmbH SPA’’). The Amryt GmbH SPA was completed on April 18, 2016 with Amryt DAC acquiring the entire issued share capital of Amryt GmbH. The consideration included contingent consideration comprising milestone payments and sales royalties as follows:

•	Milestone payments of:
o	€10,000,000 on receipt of first marketing approval by the EMA of Episalvan, paid on the completion date (April 18, 2016);
o	Either (i) €5,000,000 once net ex-factory sales of Episalvan have been at least €100,000 or (ii) if no commercial sales are made within 24 months of EMA first marketing approval (being January 14, 2016), €2,000,000 24 months after receipt of such approval, which was paid in January 2018, and €3,000,000 following the first commercial sale;
o	€10,000,000 on receipt of marketing approval by the EMA or FDA of a pharmaceutical product containing Betulin as its API for the treatment of EB;
o	€10,000,000 once net ex-factory sales/net revenue first exceed €50,000,000 in any calendar year;
o	€15,000,000 once net ex-factory sales/ net revenue first exceed €100,000,000 in any calendar year;

•	Cash consideration of €150,000, due and paid on the completion date (April 18, 2016); and
•	Royalties of 9% on sales of Oleogel-S10 products for 10 years from first commercial sale.

Fair Value Measurement of Contingent Consideration

As at December 31, 2020, the fair value of the contingent consideration was estimated to be US$86,906,000 (2019: US$53,048,000). The fair value of the royalty payments was determined using probability weighted revenue forecasts and the fair value of the milestone payments was determined using probability adjusted present values (see Note 14, Fair value measurement and financial risk management, for fair value hierarchy applied and impact of key unobservable impact data). The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. The market-based probability chance of success is based on market benchmarks for orphan drugs, was increased to 89% in 2020 (2019: 72%) following the positive results from our phase 3 EASE trial of Oleogel-S10 earlier in the year. A discount rate of 14.4% (2019: 24.4%) was used in the calculation of the fair value of the contingent consideration for the year ended December 31, 2020. The decrease in the discount rate is mainly driven by the significant change in Group over the last 12 months where the Group has significantly de-risked with growth in commercial revenues, positive top-line data on the phase 3 EASE trial of Oleogel-S10, increasing cash balances during the year, increasing share price and additional equity fund raises during the year.

The Group received positive top line results from the phase 3 EASE trial of Oleogel-S10 in September 2020, and the Group expects this to be followed by applications for approval from the FDA and the EMA. These factors have resulted in a change to the probability weighted revenue forecasts and the probability of the adjusted present values which are used in the calculation of the contingent consideration balance and impact the amount being unwound to the Condensed Consolidated Statement of Comprehensive Loss. Changes may have a material impact on the assessment of the fair value of the contingent consideration.

Amryt reviews the contingent consideration on a regular basis as the probability adjusted fair values are being unwound as financing expenses in the Condensed Consolidated Statement of Comprehensive Loss over the life of the obligation. The finance charge is being unwound as a financing expense in the Condensed Consolidated Statement of Comprehensive Loss on a quarterly basis.

The total non-cash finance charge recognized in the Condensed Consolidated Statement of Comprehensive Loss for the three months and year ended December 31, 2020 is US$19,677,000 and US$27,827,000, respectively (2019: US$1,441,000 and US$6,740,000, respectively).

18

6. Loss per share - basic and diluted

The weighted average number of shares in the loss per share (‘‘LPS’’) calculation, reflects the weighted average total actual shares of Amryt Pharma plc in issue at December 31, 2020.

Issued share capital - ordinary shares of £0.06 each

	Number of shares	Weighted average shares
December 31, 2020 (unaudited)	178,801,593	158,591,356
December 31, 2019 (audited)	154,498,887	75,871,562

The calculation of loss per share is based on the following:

	Three months ended December 31		Year ended December 31
	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2019 (unaudited) restated*
Loss after tax attributable to equity holders of the Company (US$’000)	(46,990)	(29,721)	(104,527)	(62,998)
Weighted average number of ordinary shares in issue	166,974,713	155,216,888	158,591,356	75,871,562
Fully diluted average number of ordinary shares in issue	166,974,713	155,216,888	158,591,356	75,871,562
Basic and diluted loss per share (US$)	(0.28)	(0.19)	(0.66)	(0.83)

* see Note 15

Where a loss has occurred, basic and diluted LPS are the same because the outstanding share options and warrants are anti-dilutive. Accordingly, diluted LPS equals the basic LPS. The share options and warrants outstanding as at December 31, 2020 totaled 28,065,710 (2019: 32,023,535) and are potentially dilutive.

7. Intangible assets and goodwill

The following table summarizes the Group’s intangible assets and goodwill:

	Developed technology - metreleptin	Developed technology - lomitapide	In process R&D	Other intangible assets	Total intangible assets	Goodwill
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2019 (unaudited)	—	—	60,091	258	60,349	—
Additions	—	—	—	74	74	—
Acquired assets, as restated*	176,000	123,000	—	374	299,374	19,131
Impairment charge	—	—	(4,670)	—	(4,670)	—
Foreign exchange movement	—	—	(1,160)	(5)	(1,165)	—
At December 31, 2019, as restated* (unaudited)	176,000	123,000	54,261	701	353,962	19,131
Additions	—	—	—	372	372	—
Acquired assets	—	—	591	—	591	—
Disposals	—	—	—	(246)	(246)	—
Foreign exchange movement	—	—	5,276	39	5,315	—
At December 31, 2020 (unaudited)	176,000	123,000	60,128	866	359,994	19,131

Accumulated amortization
At January 1, 2019 (unaudited)	—	—	—	52	52	—
Amortization charge, as restated*	7,314	4,143	—	126	11,583	—
At December 31, 2019, as restated* (unaudited)	7,314	4,143	—	178	11,635	—
Amortization charge	27,429	15,537	—	202	43,168	—
Accumulated amortization on disposals	—	—	—	(246)	(246)	—
Foreign exchange movement	—	—	—	68	68	—
At December 31, 2020(unaudited)	34,743	19,680	—	202	54,625	—

Net book value
At December 31, 2019, as restated* (unaudited)	168,686	118,857	54,261	523	342,327	19,131
At December 31, 2020 (unaudited)	141,257	103,320	60,128	664	305,369	19,131

* see Note 15

19

Developed technology on commercially marketed products

In connection with the acquisition of Aegerion in September 2019, the Group acquired developed technology, metreleptin and lomitapide. These intangible assets are amortized over their estimated useful lives and the remaining useful lives for metreleptin and lomitapide are approximately 5.2 and 6.7 years, respectively, as of December 31, 2020 (2019: 6.2 and 7.7 years, respectively).

The amortization associated with metreleptin and lomitapide is recorded as part of cost of sales. As of December 31, 2020, the estimated amortization expense related to these intangibles for future periods is as follows:

	Metreleptin	Lomitapide
Years Ending December 31,	US$’000	US$’000
2021	27,429	15,537
2022	27,429	15,537
2023	27,429	15,537
2024	27,429	15,537
2025	27,429	15,537
Thereafter	4,112	25,635
	141,257	103,320

In-process R&D

On October 12, 2020, Amryt acquired Cala Medical Limited (“Cala Medical”) for a consideration of US$723,000. As a result of the acquisition of Cala Medical the Group recognized in-process R&D costs of US$591,000 as an intangible asset. This is related to the Group’s development project AP104, which is an early-stage drug asset. Cala Medical is focused on the development of a therapeutic enzyme (ScpA) targeting a molecule in the complement pathway, C5a, that mediates immune responses and inflammation. Initial research efforts focused on the use of a modified form of ScpA as part of a medical device used to remove C5a from the circulation of patients suffering from sepsis. Amryt has redirected efforts towards the development of a pharmaceutical agent that may be administered locally or systemically to address multiple other disease areas of interest that may be favorably impacted by inhibition of C5a activity.

As a result of the acquisition of Amryt GmbH, in 2016, the Group recognized in-process R&D costs of US$54,268,000 which is related to the Group’s lead development asset, Oleogel-S10.

As a result of the acquisition of Som Therapeutics Corp., in 2016, the Group recognized in-process R&D costs of US$4,522,000 as an intangible. This is related to the Group’s development project AP102, which is an early-stage drug asset. AP102 may represent a novel, next generation somatostatin analogue (‘‘SSA’’) peptide medicine for patients with rare neuroendocrine diseases, where there is a high unmet medical need, including acromegaly. Acromegaly is a rare endocrine disorder in which the body produces excessive growth hormone, leading to abnormal growth throughout the body over time.

In 2019, following the acquisition of Aegerion by the Group, a decision was made not to pursue the development of AP102 and therefore, the Group wrote off this asset, resulting in an impairment charge of US$4,670,000 recognized as other expense during the year ended December 31, 2019. The decision to impair this intangible asset is primarily based on the grounds that the acquisition of Aegerion has been transformational for the Group, as it has now become a global, commercial-stage biopharmaceutical company dedicated to commercializing and developing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases. The Group’s diversified portfolio is comprised of two commercial rare disease products, as well as a development-stage pipeline focused on rare skin diseases. Since the commercial products, lomitapide for the treatment of homozygous familial hypercholesterolemia (‘‘HoFH’’), and metreleptin for the treatment of generalized lipodystrophy (‘‘GL’’) and partial lipodystrophy (‘‘PL’’), have each been sold globally through the Group’s commercial infrastructure for over six years, management believes it is in the best interest of the Group to concentrate resources on these new development pipeline activities which will better complement the existing commercial products. The Group may look to partner AP102 in the long-term future but in the short and medium term, the Group will continue to concentrate on Oleogel-S10, AP103 and expansion opportunities for the existing commercial products.

20

Other intangible assets

Other intangible assets include website costs and the Group’s computer software and hardware. The amortization associated with computer software, hardware and website costs is recorded in both SG&A and R&D expenses. These assets are stated at cost and amortized using the straight-line method based on the estimated economic lives, ranging from 3 - 10 years.

Goodwill

During 2019, the Group completed the acquisition of Aegerion, which resulted in aggregate goodwill of US$19,131,000, as restated (See Note 15, Restatement of prior year comparatives). Refer to Note 5, Business combinations and asset acquisitions, for further details. The Group believes that the business, as a whole, represents a single CGU, as it is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Additionally, the Group only operates in one business segment and does not operate any separate lines of business or separate business entities with respect to its products. Accordingly, the Group does not accumulate discrete financial information with respect to separate service lines and does not have separate reportable segments.

Impairment

The Group reviews the carrying amount of intangible assets on an annual basis or when there is a triggering event that may be an indication of possible impairment. The Group conducts an impairment review by determining recoverable amounts from value in use calculations. The recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Impairment indications include events causing significant changes in any of the underlying assumptions used in the income approach utilized in valuing intangible assets. The key assumptions are the probability of success; the discount factor; the timing of future revenue flows; market penetration and peak sales assumptions; and expenditures required to complete development.

These cash flows are projected forward to the year 2032 using projected revenue and cost growth to determine the basis for an annuity-based terminal values. The terminal values are used in the value in use calculation. The value in use represents the present value of the future cash flows, including the terminal value, discounted at a rate that is considered appropriate for the Group’s size and structure.

The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, an orphan drug market-based probability chance of success, net cash flows, discount rates and the duration of the discounted cash flow model. The assumptions and estimates used were derived from a combination of internal and external factors based on historical experience. The pre-tax discount rate used in 2020 and 2019 was 14.4% and 16.5%, respectively.

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and key sensitivities arise in the following areas:

•	In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would, in management’s view, represent a reasonably likely range of outcomes, this variation would not result in an impairment loss at December 31, 2020.

•	In the event there was a 5% increase in the discount rate used in the value in use model which would in management’s view represent a reasonably likely range of outcomes, this variation would not result in an impairment loss at December 31, 2020.

Goodwill is subject to impairment testing on an annual basis. The recoverable amount of the Group’s CGU is determined based on a value-in-use computation. The Group’s value-in-use calculations included the cash flow projections based on the 2021 budget which has been approved by the Board of Directors and the Group’s strategic plan for a further three years using projected revenue growth rates of between 10% - 33% and cost growth rates of between -4% and 38%. At the end of the four-year forecast period, the terminal value, based on a long-term growth rate of 2%, was used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to the Group. The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, net cash flows, discount rates and the duration of the discounted cash flow model. The Group have used a discount rate of 14.4% (2019: 16.5%) which we believe is a realistic estimate for the Group as well as the Group’s risk profile.

21

The 2020 annual impairment testing process resulted in no impairment for the year ended December 31, 2020 (2019: nil).

8. Trade and other receivables

	December 31,
	2020 (unaudited)	2019 (unaudited) restated*
	US$’000	US$’000
Trade receivables	33,057	28,607
Accrued income and other debtors	8,423	5,493
VAT recoverable	1,705	1,400
Trade and other receivables	43,185	35,500

* see Note 15

Trade receivables at December 31, 2020 includes US$1,186,000 (2019: US$752,000) which is due greater than 120 days. No impairment is considered necessary.

The December 31, 2020 accrued income and other debtors balance includes US$287,000 (2019: US$857,000) in relation to prepaid phase 3 clinical trial costs.

9. Cash and cash equivalents

	December 31,
	2020 (unaudited)	2019 (audited)
	US$’000	US$’000
Cash at bank available on demand	118,575	65,197
Restricted cash	223	2,032
Total cash and cash equivalents	118,798	67,229

Cash and cash equivalents include cash at bank available on demand and restricted cash.

At December 31, 2020 and December 31, 2019, there was US$223,000 and US$2,032,000 of restricted cash, respectively. The balance at December 31, 2020 includes a deposit on a company credit card facility for an amount of US$150,000 (December 31, 2019: US$150,000). Of the US$2,032,000 held in restricted cash at December 31, 2019, $1,069,000 was in an escrow account, which was set-up in accordance with Aegerion’s bankruptcy plan as approved by the U.S. Bankruptcy Court, and it was fully utilized to pay the costs associated with the bankruptcy process. Additionally, there was US$73,000 held by a third-party distributor at December 31, 2020 (December 31, 2019: US$813,000).

22

10. Share capital and reserves

Details of the number of issued ordinary shares with a nominal value of Sterling 6 pence (2019: 6 pence) each are in the table below.

	Ordinary shares		Treasury shares		Deferred shares
	2020 (unaudited)	2019 (audited)	2020 (unaudited)	2019 (audited)	2020 (unaudited)	2019 (audited)
At 1 January	154,498,887	274,817,283	4,864,656	—	—	43,171,134
Share consolidation in 2019	—	(229,014,401)	—	—	—	(43,171,134)
Issue of shares in exchange for warrants	8,229,753	1,645,105	—	—	—	—
Issue of shares in equity fund raises	16,000,000	34,888,133	—	—	—	—
Issue of shares in consideration of Aegerion Acquisition	—	77,027,423	—	—	—	—
Issue of treasury shares for share options exercised	72,953	—	(72,953)	—	—	—
Treasury shares acquired in consideration for additional warrants	—	(4,864,656)	—	4,864,656	—	—
At December 31	178,801,593	154,498,887	4,791,703	4,864,656	—	—

The components of equity are detailed in the Condensed Consolidated Statement of Changes in Equity and described in more detail below.

The total number of ordinary shares issued at December 31, 2020 of 183,593,296 (2019: 159,363,543), includes treasury shares of 4,791,703 (2019: 4,864,656).

In December 2020, the Company issued 3,200,000 American Deposit Shares (“ADSs”), each representing five ordinary shares, as part of a US$40,000,000 private placement equity raise to existing and new shareholders.

The Company issued 4,000,000 and 4,229,753 ordinary shares on July 15, 2020 and September 22, 2020, respectively, in exchange for certain warrants.

On December 27, 2019, the Company issued 1,645,105 shares to certain shareholders in consideration of warrants.

On September 24, 2019, the following equity issuances were conducted:

•	77,027,423 ordinary shares and 8,065,000 warrants for a consideration of US$152,615,000 were issued as part of the Aegerion acquisition whereby the company acquired the entire share capital of Aegerion.

•	27,541,944 ordinary shares and 5,911,722 warrants were issued as part of a US$60,000,000 fund raising.

In an US$8,000,000 equity raise, the Company issued 7,346,189 ordinary shares, 4,580,288 shares in August 2019 and 2,765,901 shares in September 2019.

In July 2019, the Company repurchased all of the 43,171,134 Deferred Ordinary Shares for an aggregate consideration of £0.01 and the Deferred Shares were immediately cancelled. Simultaneously the Company allotted four additional ordinary shares of par value £0.01 each in the capital of the Company, in connection with a 6 to 1 consolidation of the Company’s share capital.

Share Capital

Share capital represents the cumulative par value arising upon issue of ordinary shares of Sterling 6 pence each.

The ordinary shares have the right to receive notice of, attend and vote at general meetings and participate in the profits of the Company.

Share Premium

Share premium represents the consideration that has been received in excess of the nominal value on issue of share capital net of issue costs and transfers to distributable reserves.

23

Warrant reserve

The warrant reserve represents zero cost warrants issued as part of the equity raise on September 24, 2019 net of issue costs apportioned to warrants issued and additional warrants issued to certain shareholders on November 14, 2019. Each warrant entitles the holder to subscribe for one ordinary share at zero cost. The Company issued 4,000,000 and 4,229,753 ordinary shares on July 15, 2020 and September 22, 2020, respectively, in exchange for certain warrants. On December 27, 2019, the company issued 1,645,105 ordinary shares in consideration for certain warrants.

Treasury Shares

On November 14, 2019, the Company repurchased a combined 4,864,656 ordinary shares from certain shareholders. In exchange for the ordinary shares, these shareholders were issued an equivalent number of zero cost warrants. These ordinary shares are now held as treasury shares. In October 2020, the Company issued 72,953 ordinary shares from treasury shares following the exercise of share options.

Share based payment reserve

Share based payment reserve relates to the charge for share based payments in accordance with IFRS 2.

Merger reserve

The merger reserve was created on the acquisition of Amryt DAC by Amryt Pharma plc in April 2016. Ordinary shares in Amryt Pharma plc were issued to acquire the entire issued share capital of Amryt DAC. Under section 612 of the UK Companies Act 2006, the premium on these shares has been included in a merger reserve.

Reverse acquisition reserve

The reverse acquisition reserve arose during the period ended December 31, 2016 in respect of the reverse acquisition of Amryt Pharma plc by Amryt DAC. Since the shareholders of Amryt DAC became the majority shareholders of the enlarged Group, the acquisition is accounted for as though there is a continuation of Amryt DAC’s financial statements. The reverse acquisition reserve is created to maintain the equity structure of Amryt Pharma plc in compliance with UK company law.

Equity component of convertible notes

The equity component of convertible notes represents the equity component of the US$125,000,000 convertible debt and is measured by determining the residual of the fair value of the instrument less the estimated fair value of the liability component. The equity component is recognized in equity and is not subsequently remeasured.

Other distributable reserves

Other distributable reserves comprise the following:

•	Distribution of the share premium amount on November 6, 2019 of US$268,505,000. By special resolution of the Company duly passed on September 23, 2019, in accordance with section 283 of the UK Companies Act 2006, it was resolved that the entire amount outstanding to the credit of the share premium account and capital redemption reserve of the Company be cancelled. The reduction in capital, amounting to US$268,505,000, representing the entire amount of share premium at that time, was approved by the High Court of Justice of England and Wales on November 5, 2019.
•	A deemed distribution of US$47,902,000 arising from the issuance of CVRs.
•	A deemed distribution of US$2,969,000 arising from the scheme of arrangement in September 2019 whereby Amryt Pharma plc, which was incorporated in July 2019, became a 100% shareholder of Amryt Pharma Holdings Limited (formerly named Amryt Pharma plc) (the ‘‘Acquisition of subsidiary without a change of control’’).

Currency translation reserve

The currency translation reserve arises on the retranslation of non-U.S. dollar denominated foreign subsidiaries.

Accumulated deficit

Accumulated deficit represents losses accumulated in previous periods and the current year.

24

11. Long term loan

	December 31,
	2020 (unaudited)	2019 (audited)
	US$’000	US$’000
Long term loan principal	88,037	82,456
Unamortized debt issuance costs	(735)	(846)
Long term loan	87,302	81,610

As part of the acquisition of Aegerion on September 24, 2019, Aegerion entered into a new U.S. dollar denominated US$81,021,000 secured term loan debt facility (‘‘Term Loan’’) with various lenders. The Term Loan is made up of a US$54,469,000 loan that was in place prior to the acquisition which was refinanced as part of the acquisition and a US$26,552,000 additional loan that was drawn down on September 24, 2019. The Term Loan has a five-year term from the date of the draw down, September 24, 2019 and matures on September 24, 2024. Under the Term Loan, interest will be payable at the option of the Group at the rate of 11% per annum paid in cash on a quarterly basis or at a rate of 6.5% paid in cash plus 6.5% paid in kind that will be paid when the principal is repaid, which rolls up and is included in the principal balance outstanding, on a quarterly basis. Unpaid accrued interest of US$1,439,000 as at December 31, 2020 is recognized in current liabilities with trade and other payables (2019: nil). The Term Loan may be prepaid, in whole or in part, by Aegerion at any time subject to payment of an exit fee, which depending on the stage of the loan term, ranges from 5.00% to 0.00% of the principal then outstanding on the Term Loan.

In connection with the Term Loan, the Group incurred approximately US$870,000 of debt issuance costs, which primarily consisted of underwriting, legal and other professional fees. These costs are being amortized over the expected life of the loan using the effective interest method.

The Term Loan is guaranteed by Amryt and certain subsidiaries of the Group. In connection with the loan agreement, fixed and floating charges have been placed on property and undertakings of Amryt and certain subsidiaries of the Group.

The Term Loan agreement includes affirmative and negative covenants, including prohibitions on the incurrence of additional indebtedness, granting of liens, certain asset dispositions, investments, and restricted payments, in each case, subject to certain exceptions set forth in the Loan Agreement. The Term Loan agreement also includes customary events of default for a transaction of this type and includes (i) a cross-default to the occurrence of any event of default under material indebtedness of Aegerion and certain subsidiaries of the Group and Amryt, including the convertible notes, and (ii) Amryt or any of its subsidiaries being subject to bankruptcy or other insolvency proceedings. Upon the occurrence of an event of default, the lenders may declare all of the outstanding Term Loan and other obligations under the Term Loan agreement to be immediately due and payable and exercise all rights and remedies available to the lenders under the Term Loan agreement and related documentation. There have been no events of default or breaches of the covenants occurring for the year ended December 31, 2020 (2019: no events).

Total
US$’000
Changes in long term loans from financing activities:
At January 1, 2020 (audited)	81,610
Cash-flows
Proceeds from loans and borrowings	—
Repayment of loans and borrowings	—
Liability related
Paid in kind interest	5,585
Amortization of debt costs	107
Accrued interest	1,439
At December 31, 2020 (unaudited)	88,741

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12. Convertible notes

Total
US$’000
At January 1, 2019	—
Issuance of convertible notes	125,000
Amount classified as equity	(29,210)
Accreted interest	1,066
At December 31, 2019 (audited)	96,856
Accreted interest	4,230
At December 31, 2020 (unaudited)	101,086

As part of the acquisition, Aegerion issued convertible notes with an aggregate principal amount of US$125,000,000 to Aegerion creditors.

The convertible notes are senior unsecured obligations and bear interest at a rate of 5.0% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2020. The convertible notes will mature on April 1, 2025, unless earlier repurchased or converted.

The convertible notes are convertible into Amryt’s ordinary shares at a conversion rate of 386.75 ordinary shares per US$1,000 principal amount of the convertible notes. If the holders elect to convert the convertible notes, Aegerion can settle the conversion of the convertible notes through payment or delivery of cash, common shares, or a combination of cash and common shares, at its discretion. As a result of the conversion feature in the convertible notes, the convertible notes were assessed to have both a debt and an equity component. The two components were assessed separately and classified as a financial liability and equity instrument. The financial liability component was measured at fair value based on the discounted cash flows expected over the expected term of the notes using a discount rate based on a market interest rate that a similar debt instrument without a conversion feature would be subject to. Refer to Note 10, Share capital and reserves, for further details on the equity component of the convertible notes.

From September 24, 2019 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their convertible notes, in multiples of US$1,000 principal amount, at the option of the holder.

The indenture does not contain any financial covenants or restrict the Group’s ability to repurchase securities, pay dividends or make restricted payments in the event of a transaction that substantially increases the Group’s level of indebtedness in certain circumstances.

The indenture contains customary terms and covenants and events of default. If an event of default (other than certain events of bankruptcy, insolvency or reorganization involving Aegerion, Amryt and certain subsidiaries of the Group) occurs and is continuing, the trustee by notice to Aegerion, or the holders of at least 25% in principal amount of the outstanding convertible notes by written notice to Aegerion and the trustee, may declare 100% of the principal of and accrued and unpaid interest, if any, on all of the convertible notes to be due and payable. Upon such a declaration of acceleration, such principal and accrued and unpaid interest, if any, will be due and payable immediately. Upon the occurrence of certain events of bankruptcy, insolvency or reorganization involving Aegerion, 100% of the principal and accrued and unpaid interest, if any, on the convertible notes will become due and payable automatically. Notwithstanding the foregoing, the indenture provides that, upon Aegerion’s election, and for up to 180 days, the sole remedy for an event of default relating to certain failures by Aegerion to comply with certain reporting covenants in the indenture consists exclusively of the right to receive additional interest on the convertible notes. There have been no events of default or breaches of the covenants occurring for the year ended December 31, 2020 (2019: no events).

26

13. Provisions and other liabilities

	December 31,
	2020 (unaudited)	2019 (unaudited) restated*
	US$’000	US$’000
Non-current liabilities
Provisions and other liabilities	21,382	3,910
Leases due greater than 1 year	4,569	1,053
	25,951	4,963
Current liabilities
Provisions and other liabilities	9,976	23,304
Leases due less than 1 year	963	571
	10,939	23,875
Total provisions and other liabilities	36,890	28,838

* see Note 15

Legal matters

Prior to the acquisition of Aegerion by Amryt, Aegerion entered into settlement agreements with governmental entities including the Department of Justice (‘‘DOJ’’) and the FDA in connection with Juxtapid investigations. The settlement agreements require Aegerion to pay specified fines and engage in regulatory compliance efforts. Subsequent to the acquisition, Aegerion made US$19,108,000 of settlement payments, including interest. The settlements remaining to be paid are due for payment in Q1 2021 and the amount totaling US$3,976,000 is recognized in Other liabilities as a current liability (2019: US$15,547,000). There is no non-current liability at December 31, 2020 (2019: US$3,910,000).

Other matters

The Group recognizes a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Group reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel and other relevant information. To the extent new information is obtained and the Group’s views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in the Group’s liability accrual would be recorded in the period in which such determination is made. At December 31, 2020 the Group had recognized liabilities of US$6,000,000 in relation to ongoing legal matters (2019 US$7,757,000, as restated, see Note 15, Restatement of prior year comparatives).

14. Fair value measurement and financial risk management

Categories of financial instruments

	December 31,
	2020 (unaudited)	2019 (audited) restated*
	US$’000	US$’000
Financial assets (all at amortized cost):
Cash and cash equivalents	118,798	67,229
Trade receivables	33,057	28,607
Total financial assets	151,855	95,836

Financial liabilities:
At amortized cost
Trade payables and accrued expenses	89,300	77,555
Lease liabilities	5,532	1,624
Other liabilities	25,358	19,457
Convertible notes	101,086	96,856
Long term loan	87,302	81,610
Contingent value rights	61,417	49,413
At fair value
Contingent consideration	86,906	53,048
Total financial liabilities	456,901	379,563
Net	(305,046)	(283,727)

* see Note 15

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Financial instruments evaluated at fair value can be classified according to the following valuation hierarchy, which reflects the extent to which the fair value is observable:

•	Level 1: fair value evaluations using prices listed on active markets (not adjusted) of identical assets or liabilities.
•	Level 2: fair value evaluations using input data for the asset or liability that are either directly observable (as prices) or indirectly observable (derived from prices), but which do not constitute listed prices pursuant to Level 1.
•	Level 3: fair value evaluations using input data for the asset or liability that are not based on observable market data (unobservable input data).

The contingent consideration has been valued using Level 3. The contingent consideration comprises:

•	Contingent consideration relating to the acquisition of Amryt GmbH (see Note 5, Business combinations and asset acquisitions) that was measured at US$86,906,000 as at December 31, 2020 (2019: US$53,048,000). The fair value comprises royalty payments which was determined using probability weighted revenue forecasts and the fair value of the milestones payments which was determined using probability adjusted present values. It also included a revision to the discount rate used, and revenue and costs forecasts have been amended to reflect management’s current expectations.

Impact of key unobservable input data

•	An increase of 10% in estimated revenue forecasts would result in an increase to the fair value of US$6,079,000. A decrease would have the opposite effect.
•	A 5% increase in the discount factor used would result in a decrease to the fair value of US$15,656,000. A decrease of 5% would result in an increase to the fair value of US$20,965,000.
•	A six-month delay in the launch date for Oleogel-S10 would result in a decrease to the fair value of US$8,667,000.

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15. Restatement of prior year comparatives

As described in Note 5, Business combinations and asset acquisitions, IFRS 3 requires fair value adjustments to be recorded with effect from the date of acquisition and consequently result in the restatement of previously reported financial results. The impact on the statement of financial position as at December 31, 2019 is shown below:

	As previously reported	Adjustments	Note	As restated
	US$’000	US$’000		US$’000
Assets
Non-current assets
Goodwill	30,813	(11,682)	15a	19,131
Intangible assets	350,953	(8,626)	15b	342,327
Property, plant and equipment	3,036	—		3,036
Other non-current assets	2,306	(433)	15c	1,873
Total non-current assets	387,108	(20,741)		366,367
Current assets
Trade and other receivables	36,387	(887)	15c	35,500
Inventories	43,623	14,377	15d	58,000
Cash and cash equivalents, including restricted cash	67,229	—		67,229
Total current assets	147,239	13,490		160,729
Total assets	534,347	(7,251)		527,096

Equity and liabilities
Equity attributable to owners of the parent
Share capital	11,918	—		11,918
Share premium	2,422	—		2,422
Other reserves	248,656	(26)		248,630
Accumulated deficit	(133,674)	2,537		(131,137)
Total equity	129,322	2,511		131,833
Non-current liabilities
Contingent consideration and contingent value rights	102,461	—		102,461
Deferred tax liability	18,921	(11,774)	15e	7,147
Long term loan	81,610	—		81,610
Convertible notes	96,856	—		96,856
Provisions and other liabilities	4,963	—		4,963
Total non-current liabilities	304,811	(11,774)		293,037
Current liabilities
Trade and other payables	76,596	1,755	15c	78,351
Provisions and other liabilities	23,618	257	15c	23,875
Total current liabilities	100,214	2,012		102,226
Total liabilities	405,025	(9,762)		395,263
Total equity and liabilities	534,347	(7,251)		527,096

The above adjustments to the statement of financial position relate to the completion of the fair value assignment to identifiable assets and liabilities acquired as part of the Aegerion acquisition, the following adjustments have been reflected in the condensed consolidated interim financial statements:

a)	The adjustments to goodwill are a consequence of the fair value adjustments described in more detail below, which primarily relate to the measurement of intangible assets, valuation of inventory and associated deferred tax liabilities.
b)	The fair value of intangible assets acquired, consisting of developed technology for metreleptin and lomitapide, was adjusted as a consequence of the detailed review and update to the expected future usage of inventory, the valuation of which was a factor in determining the fair value of acquired developed technology. See more detail on the update to the inventory valuation below.
c)	Accruals, provisions, and prepayments as at the acquisition date were reviewed during the twelve months following the acquisition and the fair values as at the acquisition date were updated based on the results of a review of the conditions that existed at this date.

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d)	Fair value of inventory recognized at the date of acquisition was updated to reflect the results of detailed reviews of both raw material and finished good acquired. This involved a review the expected timing of transition from usage of acquired finished goods to usage of new inventory, including the review of expected timing of manufacture runs and the review of expected inventory usage. Additionally, a review was conducted on the demand and production that would be saleable in the future. The review resulted in a change in the assumptions and estimates regarding the usage of acquired inventory, leading to an increase in the estimated usage of acquired inventory and consequently resulting in an increase in the fair value of acquired inventory.
e)	Deferred tax was updated to reflect the above changes to the fair value of the inventory and of intangible assets. In addition, deferred tax was updated to reflect the results of a review of the historic tax basis of US intangible assets included in the Aegerion acquisition. This review identified that the tax basis of the asset in question was understated at the time of the acquisition. The closing deferred tax liability as of December 31, 2019 was adjusted for the correct tax basis.

As noted above, IFRS 3 requires fair value adjustments to be recorded as if the accounting for the business combination had been completed at the acquisition date. Consequently, the comparative information for prior periods presented in financial statements were revised, including changes in inventory fair value step-up amortization, intangible amortization and deferred tax effects recognized in completing the acquisition accounting. The impact on the Condensed Consolidated Statement of Comprehensive Loss of the fair value adjustments for the year ended December 31, 2019 is shown below:

	As previously reported	Adjustments	Note	As restated
	US$’000	US$’000		US$’000
Revenue	58,124	—		58,124
Cost of sales	(42,001)	3,268	15f	(38,733)
Gross profit	16,123	3,268		19,391
Research and development expenses	(15,827)	—		(15,827)
Selling, general and administrative expenses	(35,498)	—		(35,498)
Restructuring and acquisition costs	(13,038)	—		(13,038)
Share based payment expenses	(841)	—		(841)
Impairment charge	(4,670)	—		(4,670)
Operating loss before finance expense	(53,751)	3,268		(50,483)
Non-cash change in fair value of contingent consideration	(6,740)	—		(6,740)
Non-cash contingent value rights finance expense	(1,511)	—		(1,511)
Net finance expense - other	(4,759)	—		(4,759)
Loss on ordinary activities before taxation	(66,761)	3,268		(63,493)
Tax credit on loss on ordinary activities	1,226	(731)	15g	495
Loss for the year attributable to the equity holders of the Company	(65,535)	2,537		(62,998)
Exchange translation differences which may be reclassified through profit or loss	781	(26)		755
Total other comprehensive income	781	(26)		755
Total comprehensive loss for the year attributable to the equity holders of the Company	(64,754)	2,511		(62,243)

Loss per share
Loss per share - basic and diluted, attributable to ordinary equity holders of the parent (US$)	(0.86)			(0.83)

The above adjustments relate to the impact on the statement of comprehensive loss as result of the fair value adjustments following the completion of the fair value assignment to identifiable assets and liabilities acquired as part of the Aegerion acquisition.

Non-cash adjustments to the statement of comprehensive loss:

f)	Cost of sales has been adjusted for the impact on the non-cash amortization of inventory fair value step-up and acquired intangibles, for the period from the date of acquisition to the year end, as a result of the update to acquired inventory and intangible fair values following the finalization of acquisition accounting for the Aegerion acquisition. See Note 15b and 15d, above, for further detail on the fair value adjustments to acquired inventory and intangible.
g)	As a result of a change in the measurement of the deferred tax liability at the acquisition date, there was a non-cash adjustment to the tax charge for the period from the date of acquisition to the year end.

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16. Events after the reporting period

There were no significant events since the end of the reporting period.

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